METZGER & McDONALD PLLC

(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com

July 18, 2005

Via EDGAR

The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Attn:	Stephen Jacobs, Accounting Branch Chief
Rachel Zablow, Staff Accountant
Division of Corporation Finance
Mail Stop 4561

Re:	Income Opportunity Realty Investors, Inc. (Commission
File No. 001-14784; CIK No. 0000949961) — Form 10-K for the
fiscal year ended December 31, 2004

Ladies and Gentlemen:

          On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of IOT in response to a letter of comments of the Staff of the Securities and Exchange Commission dated July 1, 2005. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.

          For some reason unknown to IOT, the original letter of comments of the Staff dated July 1, 2005 was faxed to a telecopier or facsimile number at another entity and not ultimately received by a representative of IOT until late in the afternoon on July 6, 2005. For future reference of the Staff, the appropriate facsimile number for IOT is 214-361-0964.

The Securities and Exchange Commission
Attn:	Stephen Jacobs, Accounting Branch Chief Rachel Zablow, Staff Accountant
July 18, 2005
Page 2

          This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

SCM:ag
Enclosures

cc:	R. Neil Crouch, Executive Vice President
     and Chief Financial Officer
Peter Wang, Controller
Louis J. Corna, Executive Vice President,
     Tax and General Counsel and Secretary
Ken L. Joines, Director
Income Opportunity Realty Investors, Inc.

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated July 1, 2005 with respect to
Form 10-K for the year ended December 31, 2004 of
Income Opportunity Realty Investors, Inc.
Commission File No. 001-14784

          The following information is intended to provide a further response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated July 1, 2005, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of Income Opportunity Realty Investors, Inc. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2004 (which was filed on March 31, 2005), as applicable, and/or a reference to the date of supplemental information provided to the Staff, including supplemental information provided by letter dated May 6, 2005 (the “First Supplemental Response”), by letter dated June 3, 2005 (the “Second Supplemental Response”), or by letter dated June 24, 2005 by facsimile (the “Third Supplemental Response”).

CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Notes and Interest Payable, page 45

          Comment/Observation No. 1. We note that you guaranteed that the acquiring partnerships controlled by Metra would receive a 15% cumulative compound annual return on their investments. With respect to your conclusion that you have continuing involvement with the properties without transfer of risks and rewards, please tell us the nature of your obligation to fund this return for property operations, and in the event that the Metra Partnerships are liquidated. In addition, provide us with the portion(s) of the relevant agreement(s) that discuss these obligations.

          Response to Comment/Observation No. 1. Income Opportunity Realty Investors, Inc. (the “Company” or “IOT”) guaranteed that the acquiring partnerships formed with Metra Capital LLC (“Metra”) would receive a 15% cumulative compound annual return on their investments. The 15% cumulative compound annual return (i.e., the “Preferential Return”) was to be paid from the property excess cash flow, and if cash flow was insufficient to cover the full amount of the Preferential Return, the difference would accrue until the underlying property was sold to an independent third party; the investors would receive funds first to make up the Preferential Return at the rate of 15% compounded annually on the property prior to a return of 25% of the sales cash flow and any required preferred interest redemption. IOT previously provided in the Second Supplemental Response an exhibit setting forth a schedule of the Preferential Return on the

Schedule 1 - Page 1

properties covering from inception of the arrangement through December 31, 2004. Distributions which were in excess of the expensed 15% Preferential Return were accrued by IOT as a receivable from Metra. IOT also had (and has) a right to approve the price of any sale by Metra of the properties.

          In fact, it is the process that has been in effect since the original transaction in April 2002 that has essentially acted as the “guaranty,” pursuant to which IOT agreed to ensure that IOT would cover any cash shortfalls. The process is that each property distributes its gross cash to a concentration account controlled by Metra. Metra then pays the property bills from the account, including the payment of a ½% management fee to Innovo, a ½% management fee to Metra, and the 15% Preferential Return to the Metra Partners each month. If the concentration account cash flow has not been sufficient to cover all of those expenses, then Metra has requested IOT to fund the shortfalls, requests which IOT satisfied by making funding contributions of cash to cover the amount of the shortfalls based upon IOT’s understanding of the original transaction. The net effect is a “procedural guaranty” of the Metra Partners to ensure payment and distribution of the 15% Preferential Return and all expenses; this method also procedurally uses cash from the better performing properties to cover any shortfall from under-performing properties. Further, when cash has been distributed to the Metra Partners for the 15% Preferential Return (and the ½% management fees), it has been delivered in one lump sum each month and deducted from the property cash. The property credited cash and debited an account with Metra. Each month when IOT has calculated the 15% Preferential Return (and the ½% management fee to Metra), the full 15% Preferential Return as calculated has been expensed. In order to expense the two fees, IOT has debited the expense account and credited the account with Metra. If the cash disbursed and the fees calculated matched, there would be no balance remaining in the Metra account. However, it appears that IOT has under-calculated the 15% Preferential Return, and therefore ended up with a receivable from Metra. IOT has recalculated the 15% Preferential Return (on a compounded basis) and determined that at December 31, 2004, if IOT were to apply the correct interest expense, the receivable from Metra would almost be eliminated. Additionally, on a period-by-period basis looking at the 2002, 2003 and 2004 financial statements included in the Forms 10-K of IOT, the net income would be reduced by the “increased” expense from a low of 2% to a high of 4% in these periods. IOT’s management determined that such “increase” would not be a material change in the financial statements.

          Comment/Observation No. 2. Further to our previous comment, please confirm to us that you will enhance your disclosure in the future to address the terms of your obligations to Metra as it relates to your accounting treatment under SFAS 66. Please include the revised disclosure in your response.

          Response to Comment/Observation No. 2. The Company hereby confirms it will enhance its disclosure in future filings to address the terms of the obligations to Metra as it relates to the accounting treatment under SFAS 66. However, as a preface to the “revised disclosure,” please recall that on August 10, 2004, certain entities, including IOT, instituted an action in a Texas State District Court as Cause No. 2004-60231-393 against Innovo Realty, Inc., et al. (including Metra) over the process and other matters. A summary of that litigation is included under Item 3 — Legal Proceedings in IOT’s Form 10-K for the fiscal year ended December 31, 2004. During April 2005, a resolution of the litigation occurred settling all liabilities remaining from the original partnership

Schedule 1 - Page 2

arrangements which included a return of the Metra investor equity, prepayment of prospective asset management fees and miscellaneous and transaction costs from IOT and the other plaintiffs as a payment of the 15% Preferential Return, along with the delegation of management to another entity. Of the payment, IOT will recognize expense of $162,000, and a reduction of $1,476,000 in liabilities during the second quarter of 2005. See Item 1 — Legal Proceedings under Part II, Other Information, of IOT’s Form 10-Q for the quarter ended March 31, 2005. See also Note 5, “Notes and Interest Payable” to the financial statements for the quarter ended March 31, 2005 included under Part I of IOT’s Form 10-Q for the quarter ended March 31, 2005.

          IOT would suggest that its enhanced disclosure in future filings to address the terms of the obligations to Metra as it relates to the accounting treatment under SFAS 66 would be substantially as follows to be included in an appropriate Note to the financial statements with respect to “Notes and Interest Payable:”

     “In April 2002, the Company transferred all of its residential properties to partnerships formed with Metra Capital LLC (‘Metra’). The properties included the 60-unit Brighton Court, the 92-unit Del Mar, the 68-unit Enclave, the 280-unit Meridian, the 57-unit Signature, and the 114-unit Sinclair, all located in Midland, Texas, and the 106-unit Treehouse located in San Antonio, Texas. Innovo Realty, Inc., a subsidiary of Innovo Group, Inc. (‘Innovo’) is a limited partner in the partnerships that purchased the properties. A former director of ARI, a related party, controlled approximately 11.67% of the outstanding common stock of Innovo. The transfer constituted 23% of the total assets of the Company as of December 31, 2001. The transfer price for the properties totaled $26.2 million, of which the Company received $5.3 million in cash after the payment of $15.9 million in debt and various closing costs. Management determined to account for the transaction as a refinancing transaction (rather than a sale) in accordance with SFAS 66 ‘Accounting for Sales of Real Estate.’ At the time of the transaction in April 2002, ARI was a related party to the Company by virtue of ARI’s subsidiaries’ ownership of approximately 28.5% of the then outstanding common stock of the Company, and the fact that ARI and the Company had the same persons as executive officers. The compensation price for the properties transferred totaled $26.2 million and possible additional contingent consideration depending upon the sale price of the properties by the Metra partnerships. The Company also received $5.2 million in value of 8% non-recourse, non-convertible preferred stock of Innovo. Based upon the prospect of additional consideration, ultimate continued involvement through the preferred stock and the related-party nature of the former ARI director’s involvement, as well as the Company retaining a right to approve the price of any ultimate sale by a Metra partnership of the properties, and a process by which the Company effectively guaranteed a preferential return to the Metra investors, management determined that the transaction must be classified as a financing transaction and not a sale. The Company continued to be able to exert control over the Metra partnerships, and no sale was recorded. The Treehouse property was subsequently sold to a non-related party in February 2004, and all of its debts have been repaid to the lenders at the time of the sale. During August 2004, certain entities, including the Company, instituted

Schedule 1 - Page 3

an action in a Texas state court against Innovo and Metra and others over the process, as well as distribution questions. During April 2005, a resolution of the litigation occurred settling all liabilities remaining from the original partnership arrangements which included a return of the Metra investor equity, prepayment of prospective asset management fees and miscellaneous fees and transaction costs from the Company and the other plaintiffs as a payment of the Preferential Return along with the delegation of management to another entity. Of the payment made, the Company will recognize expense of $162,000 and a reduction of $1,476,000 in liabilities during the second quarter of 2005.”

Please note that the $162,000 is composed of an $82,000 revision from 2002 (see Response to Comment/Observation No. 3 below), $24,000 remainder of a receivable from Metra after the 15% calculation has been revised, and $56,000 from the net settlement/resolution expense.

          Comment/Observation No. 3. We note that distributions have been accrued as a receivable from Metra. Considering that your obligation to Metra appears to be a current financing cost, please provide us with a SAB 99 materiality analysis as it relates to the historical periods and advise us whether you intend to account for the distribution differently on a going forward basis.

          Response to Comment/Observation No. 3. Management has determined that the change in the preferred return calculation is not material to the historic periods 2002, 2003 and 2004. Per the SAB 99, management has reviewed the prior recordations in both a quantitative and qualitative process, giving consideration to the items set forth below from SFAS 99:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The issue arises from an item capable of precise measurement, so there is no additional variance to consider due to an estimate.

•	whether the misstatement masks a change in earnings or other trends

The issue does not mask a change in earning or a change in other trends.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

No analysts follow or publish expectations for the registrant to management’s knowledge.

•	whether the misstatement changes a loss into income or vice versa

No change of income to a loss (or vice versa) results.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Schedule 1 - Page 4

The registrant is in the business of buying and selling real estate to make gains/income; there is no significant effect on the core business.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

To management’s knowledge, there is no effect upon the registrant’s compliance with regulatory requirements.

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

To management’s knowledge, there is no effect upon registrant’s compliance with loan covenants or other contractual requirements.

•	whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

There is no effect on management’s compensation.

•	whether the misstatement involves concealment of an unlawful transaction.

To management’s knowledge, no concealment of an unlawful transaction is involved.

          Management also does not believe that the issue results in any violation of Registrant’s obligation to keep books and records that are accurate “in reasonable detail,” and that IOT should not be required to make a major expenditure to correct a small item. It appears that an error occurred in the original recordation of certain item in April 2002 which, for that year, is not material as explained below, but the cost to correct the error (and restate any financial statements for that year) could be great because it would require review by a former auditor which is no longer the auditor for IOT.

          Similarly, at the time of the original transaction in April 2002, reasonable minds differed about the appropriate accounting treatment of certain aspects of the original transaction and its proper treatment, ultimately concluding that treatment of the transaction as a refinancing (rather than a sale or partial sale) was the appropriate treatment based upon Management’s discussion in consultation with its independent accountants, with the business of IOT acting in good faith complying with the accounting provisions and requirements in effect at that time.

          Management does believe, however, that human error occurred at the inception of the recordation of the transaction when an Excel schedule for the 15% Preferred Return to the Metra Partners was initially established, with the utilization of incorrect principal balances for the investor equity in the properties (too low) starting with July 2002 when the transaction occurred in April 2002. In an over-simplification, this arrangement created an understatement of the 15% Preferred Return expense. For the year 2002, the expense was recorded as $107,532.32, when the correct amount should have been $189,909.60, for a difference of $82,377.28. For the year ending 2002, IOT reported net income in its Form 10-K for the fiscal year ended December 31, 2002 of $2,085,000. The correction for 2002 would therefore be approximately 4% of net income for that

Schedule 1 - Page 5

period. Management has concluded that the situation, which is human error (without any intentional misstatement), is not material with respect to 2002. None of the nine items listed in SAB 99 cause any suggestion of materiality for 2002. Management of IOT’s intention is to clean-up the item with the resolution of the litigation in April 2005 by recording the 2005 expense. Going forward, IOT will account for distributions to Metra partners as an expense in the period of the distribution.

          However, in researching the 15% Preferred Return calculation, Management identified an additional accounting error in the financial statements related to the total Metra transactions. With guidance from the registrant’s auditors, Management has determined that this needs to be corrected as well. The controller at the time of the initial transaction, set up a process where operating income or expense from the Metra properties was deferred until the sale of the property. This set up an additional intercompany account with Metra that could have a receivable or payable balance. Management has undergone another materiality study, also with guidance from the registrant’s auditors and determined that this operation income or expense deferral is not material to the historic period 2002, but is material for 2003 (and therefore, subsequent periods 2004 and the first quarter of 2005). The result is that Management of IOT has concluded that changes should be made in its financial statements for the year ending December 31, 2003, for the year ending December 31, 2004, and for the quarter ended March 31, 2005. To summarize the changes which Management of IOT believes should be made, the following items in summary form are the changes which Management intends to effectuate through appropriate amendments to the applicable Forms 10-K and Form 10-Q as soon as reasonably practicable:

Changes in Financial Statements for the Year Ended December 31, 2003

•	Increase in interest expense by $458,000 from a reported $2,105,000 to $2,563,000.

•	Decrease in advisory fee by $1,000 from a reported $425,000 to $424,000.

•	Decrease in net income fee by $21,000 from a reported $130,000 to $109,000.

•	Increase in total “other expense” by $436,000 from a reported $5,486,000 to $5,922,000.

•	Decrease in net income by $436,000 from a reported $1,782,000 to $1,346,000.

•	Decrease in net income per share by $0.30 from a reported $1.24/sh to $0.94/sh.

•	Increase in receivable from affiliates by $22,000 from a reported $457,000 to $479,000.

•	Decrease in other assets by $73,000 from a reported $4,126,000 to $4,053,000.

•	Decrease in total assets by $51,000 from a reported $101,144,000 to $101,093,000.

•	Increase in other liabilities by $385,000 from a reported $1,230,000 to $1,615,000.

•	Increase in accumulated deficit by $436,000 from a reported $23,699,000 to $24,135,000.

Changes in the Financial Statements for the Fiscal Year Ended December 31, 2004

•	Increase in interest expense by $79,000 from a reported $3,491,000 to $3,570,000.

•	Decrease in advisory fee by $2,000 from a reported $743,000 to $741,000.

•	Decrease in net income fee by $13,000 from a reported $453,000 to $440,000.

•	Increase in total “other expense” by $64,000 from a reported $5,990,000 to $6,054,000.

•	Decrease in net income by $64,000 from a reported $5,492,000 to $5,428,000.

•	Decrease in net income per share by $0.04 from a reported $3.95/sh to $3.91/sh.

•	Decrease in other assets by $178,000 from a reported $3,658,000 to $3,480,000 (includes $73,000 decrease in 2003).

Schedule 1 - Page 6

•	Decrease in total assets by $178,000 from a reported $91,201,000 to $91,023,000 (includes $73,000 decrease in 2003).

•	Decrease in payable to affiliates by $37,000 from a reported $1,286,000 to $1,249,000 (includes $22,000 decrease in 2003).

•	Increase in other liabilities by $359,000 from a reported $1,553,000 to $1,912,000 (includes $385,000 increase in 2003).

•	Increase in accumulated deficit by $500,000 from a reported $18,206,000 to $18,706,000 (includes $436,000 increase in 2003).

Changes in 2003 Results Due To Discontinued Operations
(part of changes to 2004)

•	Increase in interest expense by $458,000 from a reported $1,354,000 to $1,812,000.

•	Increase in total “other expense” by $436,000 from a reported $4,352,000 to $4,788,000.

Changes to Financial Statements in Form 10-Q for the Quarter Ended March 31, 2005

•	Decrease in interest expense by $65,000 from a reported $936,000 to $871,000.

•	Decrease in advisory fee by $1,000 from a reported $167,000 to $166,000.

•	Increase in net income fee by $12,000 from a reported $12,000 to $24,000.

•	Decrease in total “other expense” by $54,000 from a reported $1,434,000 to $1,380,000.

•	Increase in net income by $54,000 from a reported $239,000 to $293,000.

•	Increase in net income per share by $0.04 from a reported $0.17/sh to $0.21/sh.

•	Decrease in other assets by $210,000 from a reported $3,244,000 to $3,034,000 (includes $105,000 decrease in 2004 and $73,000 decrease in 2003).

•	Decrease in total assets by $210,000 from a reported $91,006,000 to $90,796,000 (includes $105,000 decrease in 2004 and $73,000 decrease in 2003).

•	Decrease in payable to affiliates by $26,000 from a reported $1,523,000 to $1,497,000 (includes $15,000 decrease in 2004 and $22,000 decrease in 2003).

•	Increase in other liabilities by $262,000 from a reported $1,081,000 to $1,343,000 (includes $26,000 decrease in 2004 and $385,000 increase in 2003).

•	Increase in accumulated deficit by $446,000 from a reported $17,967,000 to $18,413,000 (includes $64,000 increase in 2004 and $436,000 increase in 2003).

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